ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

INTERNET GOLD-GOLDEN LINES LTD.

August 19, 2018

GO GREEN

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Please sign, date and mail your proxy card in the envelope provided as soon as possible.

Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" FOR THE ELECTION OF THE DIRECTORS IN ITEM 1 AND ITEMS 2 THROUGH 4. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. To elect seven directors for terms expiring at the Company's 2019 Annual General Meeting of Shareholders.

NOMINEES:	FOR	AGAINST	ABSTAIN
AMI BARLEV	☐	☐	☐
YUVAL BRONSTEIN	☐	☐	☐
ILAN COHEN	☐	☐	☐
MOSHE LUSKY	☐	☐	☐
YAHEL SHACHAR	☐	☐	☐
GILEAD SHER	☐	☐	☐
ANAT WINNER	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask if you are (a) a controlling shareholder of the Company; or (b) do you have a personal interest in (as described in the Proxy Statement) in Items 2 or 3 on the proxy card.

(PLEASE NOTE: IF YOU DO NOT MARK EITHER YES OR NO, YOUR SHARES WILL NOT BE VOTED FOR THE PROPOSALS REQUIRING AN ADDITIONAL YES OR NO VOTE WITH RESPECT TO WHETHER YOU ARE CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST.)

	FOR	AGAINST	ABSTAIN
2. To approve a new D&O liability insurance policy, including coverage for the Company's current and future office holders who are deemed to be controlling shareholders.	☐	☐	☐

	YES	NO
Are you a controlling shareholder or do you have a personal interest in the proposal to approve a new D&O liability insurance policy, including coverage for current and future directors and officers who are considered controlling shareholders of the Company or related to them, and directors and officers with respect to whom a controlling shareholder has a personal interest in their receiving coverage under a new D&O liability insurance policy?	☐	☐

	FOR	AGAINST	ABSTAIN
3. To approve an amendment to the Company's Compensation Policy.	☐	☐	☐

	YES	NO
Are you a controlling shareholder or do you have a personal interest in the proposal to approve the amendment to the Company's Compensation Policy?	☐	☐

	FOR	AGAINST	ABSTAIN
4. To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as the Company's independent registered public accountants for the year ending December 31, 2018, and to authorize the Company's Board of Directors and its Audit Committee (under their authority in accordance with the Israeli Companies Law), to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.	☐	☐	☐

	YES	NO
5. Do your holdings in the Company or vote on the Proposals above require the approval of the Prime Minister of Israel and Israeli Minister of Communications pursuant to the Communications Law and Communications Order, as defined in the Proxy Statement?	☐	☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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INTERNET GOLD-GOLDEN LINES LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Ami Barlev and Itzik Tadmor, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.01 per share, of Internet Gold-Golden Lines Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on August 19, 2018 at 10:00 a.m. (Israel time) at the offices of the Company, 2 Dov Friedman Street, Ramat Gan 5250301, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the Notice of and Proxy Statement for such Annual General Meeting, or the Proxy Statement, (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF THE DIRECTORS IN ITEM 1 AND ITEMS 2 THROUGH 4 SET FORTH ON THE REVERSE. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

VOTES WILL NOT BE COUNTED UNLESS "YES" OR "NO" HAS BEEN SPECIFIED AS TO WHETHER THE HOLDINGS IN THE COMPANY OR THE VOTE REQUIRES THE APPROVAL OF THE PRIME MINISTER OF ISRAEL AND ISRAELI MINISTER OF COMMUNICATIONS (AS DESCRIBED IN THE PROXY STATEMENT).

IN ADDITION, VOTES CAST FOR ITEMS 2 AND 3 WILL NOT BE COUNTED UNLESS "YES" OR "NO" HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO THE PROPOSAL.

(Continued and to be signed on the reverse side)